
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-TR**

**UNDER THE SECURITIES ACT OF 1933**


☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

*Name of issuer*
HeartFoods Group, PBC

*Legal status of issuer*

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> October 30, 2020

*Physical address of issuer*
1010 C Street, Bellingham WA 98225

*Website of issuer*
www.heartfoods.co

*Current number of employees*
2

*Filer EDGAR CIK*

0001891091

***Filer EDGAR CCC***
Oub9mx@g

***Filer EDGAR Password***
Y5w#ekvwdpnt

***Filer EDGAR PMAC***
$6mteikx

***Submission Contact Person Information***

***Name***
Janet Crenshaw Buehrer (Jessie)

***Phone Number***
(360) 671-2020

***Email Address***
jessieb@heartfoodsgroup.com

***Notification Email Address***
jessieb@heartfoodsgroup.com

***Signatories***

***Name***
Janet C Buehrer

***Signature***

***Title***
CFO

***Email***
jessieb@heartfoodsgroup.com

***Date***
January 25, 2024